UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ASPECT MEDICAL SYSTEMS, INC.

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

TRANSFORMER DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8242

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$209,320,104.00	$ 11,680.06

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $12.00, which is the purchase price in the offer, by the number of outstanding shares of Common Stock (the “Shares”) of Aspect Medical Systems, Inc. (“Aspect”) as of September 30, 2009 which consists of 17,443,342 Shares issued and outstanding.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,680.06
Form or Registration No.:	Schedule TO-T
Filing Party:	United States Surgical Corporation
Date Filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on November 6, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on October 8, 2009 (the “Schedule TO”), as amended, and relates to a tender offer by Transformer Delaware Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, and subject to the conditions set forth in the Offer to Purchase for Cash dated October 8, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Parent.

Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight (New York City time) at the end of November 5, 2009. The Depositary for the Offer has advised Parent and the Purchaser that as of 12:00 midnight (New York City time) at the end of November 5, 2009, approximately 16,195,245 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 89.58% of the 18,078,725 outstanding Shares as of 12:00 midnight (New York City time) at the end of November 5, 2009. Additionally, the Depositary has advised Parent and the Purchaser that an additional 297,066 Shares tendered by notice of guaranteed delivery. The Purchaser has accepted for payment all Shares validly tendered in the Offer.

Pursuant to the terms of the Merger Agreement, the Purchaser exercised its option (the “Top-Up Option”) to purchase directly from the Company an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of one Share more than 90% of the outstanding Shares. Pursuant to the exercise of the Top-Up Option, the Purchaser purchased an aggregate of 756,076 Shares.

Following the expiration of the Offer and the exercise of the Top-Up Option, Parent caused the Purchaser and the Company to consummate the Merger. In accordance with the Merger Agreement, the Purchaser was merged with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held in treasury by the Company, Shares owned by Parent or the Purchaser or Shares held by stockholders who properly demand appraisal rights under the DGCL) was converted into the right to receive $12.00 per Share, net to the applicable stockholder in cash, without interest and less any required withholding and transfer taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Market.

On November 6, 2009, Covidien plc, the parent company of the Parent and Purchaser, issued a press release announcing the results of the Offer and a press release announcing the completion of the Merger. The full text of each press release is attached hereto as Exhibit (a)(5)(C) and Exhibit (a)(5)(D), respectively, and is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.*

(a)(5)(C)	Press release issued by Covidien plc, dated November 6, 2009 announcing the results of the Offer.

(a)(5)(D)	Press release issued by Covidien plc, dated November 6, 2009 announcing the completion of the Merger.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and Aspect Medical Systems, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Aspect Medical Systems, Inc.*

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.*

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United States Surgical Corporation

Dated: November 6, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

Transformer Delaware Corp.

Dated: November 6, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.*

(a)(5)(C)	Press release issued by Covidien plc, dated November 6, 2009 announcing the results of the Offer.

(a)(5)(D)	Press release issued by Covidien plc, dated November 6, 2009 announcing the completion of the Merger.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and Aspect Medical Systems, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Aspect Medical Systems, Inc.*

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.*

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.*

(g)	None.

(h)	None.

*	Previously filed.